SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Element Solutions Inc

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

28618M106

(CUSIP Number)

Steve Milankov

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

With a copy to:

Steve Fraidin

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, New York 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

§240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28618M106

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*

This calculation is based on 288,329,766 shares of Common Stock, par value $0.01 per share (“Common Stock”), outstanding as of October 26, 2018, as reported in the Issuer’s Form 10-Q filed for the quarter ended September 30, 2018.

CUSIP No. 28618M106

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 288,329,766 shares of Common Stock outstanding as of October 26, 2018, as reported in the Issuer’s Form 10-Q filed for the quarter ended September 30, 2018.

CUSIP No. 28618M106

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 288,329,766 shares of Common Stock outstanding as of October 26, 2018, as reported in the Issuer’s Form 10-Q filed for the quarter ended September 30, 2018.

Item 1. Security and Issuer

This amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the Schedule 13D filed on October 7, 2014, as amended prior to the date of this amendment (as so amended, the “Original Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), and (iii) William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Element Solutions Inc (f/k/a Platform Specialty Products Corporation), a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following information:

“On February 4, 2019, Ryan Israel, who was previously elected to the board of directors of the Issuer as a representative of the Reporting Persons, the Pershing Square Funds and Pershing Square GP, LLC, resigned from the Board, effective immediately.”

The information contained in Item 5 and Item 6 of this Amendment No. 5 is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The first paragraph of Items 5(a),(b) of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“As a result of the sale transactions described in Item 5(c), the Reporting Persons no longer beneficially own any shares of Common Stock.”

(c) Item 5(c) of the Original Schedule 13D is hereby amended to add the following information:

“Exhibit 99.6 filed with this Amendment, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in shares of Common Stock that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.6, within the last 60 days, no reportable transactions were effected by any Reporting Person.”

(e) The Reporting Persons ceased to be beneficial owners of more than five percent of the shares of Common Stock on February 3, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following information:

“On February 3, 2019, Pershing Square entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Issuer, pursuant to which Pershing Square, on behalf of the Pershing Square Funds, agreed to sell to the Issuer 37,000,000 shares of Common Stock in the aggregate, for a purchase price of $11.72 per share, representing an aggregate purchase price of $433,640,000. The foregoing summary of the Securities Purchase Agreement is qualified in its entirety by reference to the terms of the Securities Purchase Agreement, a copy of which is filed herewith as Exhibit 99.7 and is incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following information:

“Exhibit 99.6	Trading data.

Exhibit 99.7	Securities Purchase Agreement, dated February 3, 2019, between Pershing Square and the Issuer.”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2019

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By: PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of October 7, 2014, among Pershing Square, PS Management and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Agreement relating to registration rights, dated November 7, 2013 and countersigned November 9, 2013, between Pershing Square on behalf of the Pershing Square Funds and the Issuer.*

Exhibit 99.4	Subscription Agreement, dated October 3, 2014, between Pershing Square on behalf of the Pershing Square Funds and the Issuer.*

Exhibit 99.5	Trading data.*

Exhibit 99.6	Trading data.

Exhibit 99.7	Securities Purchase Agreement, dated February 3, 2019, between Pershing Square and the Issuer.

*	Previously Filed